EXHIBIT 4.4

NOKIA                                                                   1(4)


TERMS AND CONDITIONS OF THE NOKIA RESTRICTED SHARE PLAN 2006


1.   Purpose and Scope of the Plan

         The purpose of the Nokia Restricted Share Plan 2006 (the "Plan") is to recruit, retain, reward and motivate selected key talent employees, employees with high potential, and critical employees. The Plan is also to promote share ownership of these key employees. To accomplish these objectives Nokia Corporation ("Nokia") may grant eligible Nokia Group employees (the "Participants" or "Participant" as the case may be) Nokia shares (the "Shares", later referred to as "Restricted Shares") under this Plan.

         The Board of Directors has approved this document, later referred to as plan rules ("Plan Rules"). The Personnel Committee of the Nokia Board of Directors (the "Personnel Committee") shall approve the grant guidelines to be applied to nominations, and Grants to eligible employees, within its authorities.

         The Plan may result to a grant of a maximum of 9,500,000 Nokia Shares, subject to the Plan Rules. Grants under the Plan may be made between January 1, 2006 and December 29, 2006, inclusive.

2.   Grant of Restricted Shares

         The grant of Restricted Shares means that the Participant is offered to receive later a certain amount of Shares subject to the Plan Rules and fulfilment of the grant agreement, as defined below ("Grant"). The Participant shall acquire ownership of the Shares and all the rights pertaining to the Shares only after the end of the Restriction Period, as defined below in paragraph 3.2.

         As a condition to receive a valid Grant, the Participant will enter into an agreement with Nokia ("Grant Agreement"). The Grant Agreement shall include the terms of the Grant consistent with the purpose of the Plan and the grant guidelines. Entering into the Grant Agreement, the Participant shall accept the Grant, the Plan Rules, as well as the grant terms determined by Nokia.

         The following shall apply to the Grants made under the Plan:

              2.1. Number of Restricted Shares granted. Nokia communicates each Participant the specific number of Restricted Shares to be granted to the Participant. No fractional Shares shall be granted.

              2.2. Restriction Period. The Shares shall be transferred to the Participant after a period of not less than 3 years from the date when

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NOKIA                                                                   2(4)

              the Restricted Shares were granted to the Participant (the "Restriction Period"), as specified in the Grant Agreement.

              2.3. Rights of the Participant during the Restriction Period. During the Restriction Period, the Participant does not have any legal ownership or any other rights relating to the Shares. The Participant shall not be entitled to any dividend or have any voting rights or any other rights as a shareholder to the Shares until the Shares have been transferred to the Participant after the end of the Restriction Period.

              2.4. Prohibited transactions. The Participants are not entitled to enter into any derivative agreement or any other corresponding financial arrangement relating to the Restricted Shares until the Shares have been transferred to the Participant at the end of the Restriction Period.

              2.5. Settlement of Shares. As soon as practicable after the end of the Restriction Period and subject to the Plan Rules and the Grant Agreement, the Participant will acquire ownership of the number of Shares corresponding to the granted amount of Restricted Shares, which Shares shall be transferred to the Participant's personal book-entry or other brokerage account, provided that the Participant has performed all the necessary actions to enable Nokia to instruct such a transfer.

              Nokia may, at its sole discretion, use for the settlement of Shares one or more of the following: newly issued Shares, Nokia's own existing Shares (treasury Shares), Shares purchased from the open market, or, in lieu of Shares, cash settlement. Should cash settlement be used, the cash equivalent of the Shares shall be remitted to the Participant's cash account. What is said about Shares in these Plan Rules, shall apply to the extent possible to the cash equivalent of the Shares to be remitted for settlement.

              2.6. Changes in employment. If the employment of the Participant with Nokia Group terminates prior to the end of the Restriction Period for any reason other than early retirement, retirement, permanent disability (these events to be defined by Nokia at its discretion), or death, the Participant will not retain the right for the Settlement. If the employment of the Participant terminates prior to the end of the Restriction Period by reason of early retirement, retirement, permanent disability (these events to be defined by Nokia at its discretion) or death, the Participant will retain the right for the Settlement. In cases of voluntary and/or statutory leave of absence of the Participant, Nokia has the right to defer the end of the Restriction Period of the Shares regarding such Participant.

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NOKIA                                                                   3(4)


              2.7. Obligation to hold the Shares. Nokia may, after the end of the Restriction Period and the transfer of the Shares to the Participant's account, require the Participant to hold, for a specified time period, such number of Shares that equals to the Participant's after-tax net gain for the granted Shares.

              2.8. Breaches of the Plan Rules. If the Participant breaches the Plan Rules, Grant Agreement and/or any instructions given by Nokia regarding the Plan, Nokia may at its discretion at any time prior to the end of the Restriction Period rescind the Grant.

              2.9. Acceptance. The Participant shall accept all, none or a portion of the Grant by returning the Grant Agreement signed to the Nokia Equity Register. Once the Participant has accepted the Grant, the acceptance may not be cancelled by the Participant.

              2.10. Other provisions. The Grant does not constitute a term or a condition of the Participant's employment relationship with Nokia nor of the Participant's employment contract under applicable local laws. The Restricted Shares do not form a part of the Participant's salary or benefit of any kind.

              2.11. Authorization and consents. As determined in the Grant Agreement the Participant shall consent to, among others, the processing of and transferring of all personal data given by him/her for the administration of the Plan.

3.   Administration

         The Plan shall be administered on behalf of Nokia by the Board or the Personnel Committee, as the case may be. Nokia has the right to approve such rules and procedures and take such other measures, as it deems necessary or appropriate for the administration of the Plan. The Board shall also have the authority to interpret and amend these Plan Rules, which may also affect the Grants then outstanding, but not settled.

         Nokia has the right to determine the practical manner of administration of the Plan, including but not limited to the acquiring, issuance, sale, and transfer of the Shares to the Participant. Nokia has the right to require from the Participant the submission of such information or contribution that is necessary for the administration of the Plan.

4.   Taxes and other Obligations

         Pursuant to applicable laws, Nokia is or may be required to collect withholding taxes, social security charges or fulfill employment related or other obligations relating to the receipt or disposal of the Shares by the Participants. Nokia may determine how such withholding or any other measures are carried out. This


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NOKIA                                                                   4(4)

         includes the authorization to Nokia or its assignees, in Nokia's absolute discretion, to arrange for the subscription or acquiring of Shares in order to settle the Grant, and to sell Shares in order to settle any tax or social security liability, or to comply with any local regulations, on behalf of the Participant, and the authorization to deliver in the Settlement only the net amount of Shares remaining after such liabilities.

         The Participants are personally responsible for any taxes and social security charges associated with the Grant. This includes responsibility for any and all tax liabilities in multiple countries, if the participant has resided in more than one country during the Restriction Period. The Participants are advised to consult their own financial and tax advisers (at their own expense) before the acceptance of the Grant, i.e., entering into the Grant Agreement.

5.   Effectivity of the Plan

         The Plan shall become effective pursuant to the approval by the Board.

6.   Governing Law

         The Plan is governed by Finnish law. Disputes arising out of the Plan shall be settled by arbitration in Helsinki, Finland, in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.

7.   Other Provisions

         Any notices to the Participants relating to this Plan shall be made in writing, electronically or any other manner as determined by Nokia.

         The Grant to some Participants may be limited and/or subject to additional terms and conditions due to laws and other regulations outside Finland. Nokia has the right to transfer globally within Nokia Group and/or to an agent of Nokia Group any of the personal data required for the administration of the Plan and the settlement of the Grants. The personal data shall be administered and processed by Nokia or any other person, agent or entity designated by Nokia in the future. The Participant is entitled to request access to the personal data held by Nokia or its agent, and to request amendment or deletion of such data in accordance with applicable laws, statutes or regulations. In order to exercise these rights, the Participant must contact Nokia Group Legal department in Espoo, Finland.


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               SUPPLEMENT TO THE GRANT OF RESTRICTED SHARES UNDER
            THE NOKIA RESTRICTED SHARE PLAN 2006 IN USA AND/OR CANADA


               Amendments to the Nokia Restricted Share Plan 2006

              For purposes of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Nokia Restricted Share Plan 2006 ("Plan") is amended, effective as of January 26, 2006, by adding the following "Code Section 409A Schedule" to the Plan.

                           "Code Section 409A Schedule

              Notwithstanding anything in the Plan Rules to the contrary, effective as of January 26, 2006, the Plan Rules are amended as set forth in this Code Section 409A Schedule in order to avoid adverse or unintended tax consequences to Participants under Section 409A of the Code, and the applicable rules and regulations thereunder. The provisions of this Code Section 409A Schedule shall apply to grants that could potentially be subject to Section 409A of the Code and shall supersede the other Plan Rules to the extent necessary to eliminate inconsistencies between this Code Section 409A Schedule and such other Plan Rules.

              1. In cases of voluntary and/or statutory leave of absence of the Participant, the length of which exceeds the threshold determined in the applicable HR policy at the time of grant for the relevant type of leave, the Vesting Date (i.e. the end of the Restriction Period) shall be delayed for six months.

              2. If any Plan Rule or grant document contravenes any regulations or guidance promulgated under Section 409A of the Code or could cause any granted Restricted Shares to be subject to taxes, interest or penalties under
Section 409A of the Code, Nokia may, in its sole discretion, modify the Plan Rules or grant documents to: (i) comply with, or avoid being subject to, Section 409A of the Code, (ii) avoid the imposition of taxes, interest or penalties under Section 409A of the Code, and (iii) maintain, to the maximum extent practicable, the original intent of the applicable Plan Rule or provision without contravening the provisions of Section 409A of the Code."

                                    * * * * *

              Except as set forth herein, the Nokia Restricted Share Plan 2006 remains in full force and effect.